UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. ______)*

                        Property Secured Investments, Inc.
                     -----------------------------------------
                                 (Name of Issuer)

                                  Common Stock
                     -----------------------------------------
                          (Title of Class of Securities)

                              743443 20 2
                     -----------------------------------------
                                  (CUSIP Number)



Thomas N. Thurber, 5850 San Felipe, Houston, TX 77057 (713) 706-6271
             ---------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                               September 24, 1996
              ------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this scheduled because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

CUSIP No.   743443 20 2                    Page 2     of 31   Pages
          ----------------                    -----    -----
-------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

S-P Properties, Inc., 95-2669854
-------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------
4     SOURCE OF FUNDS*
            AF
-------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

-------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      California
-------------------------------------------------------------------
NUMBER OF                     7     SOLE VOTING POWER
SHARES
BENEFICIALLY                        144,000 shares
OWNED BY           ------------------------------------------------
EACH                    8     SHARED VOTING POWER
REPORTING                                 0
PERSON                ------------------------------------------------
WITH                          9     SOLE DISPOSITIVE POWER
                                    144,000 shares

                      ------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            144,000 shares
-------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       [ ]
-------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            40.3%
-------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            CO
-------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. ______)*

                        Property Secured Investments, Inc.
                     -----------------------------------------
                                 (Name of Issuer)

                                  Common Stock
                     -----------------------------------------
                          (Title of Class of Securities)

                              743443 20 2
                     -----------------------------------------
                                  (CUSIP Number)



Thomas N. Thurber, 5850 San Felipe, Houston, TX 77057 (713) 706-6271
             ---------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                               September 24, 1996
              ------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this scheduled because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

CUSIP No.   743443 20 2                    Page 4     of 31   Pages
          ----------------                    -----    -----
-------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Dawson L. Davenport, ###-##-####
-------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [x]
                                                             (b) [ ]
-------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------
4     SOURCE OF FUNDS*
            00
-------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
-------------------------------------------------------------------
NUMBER OF               7     SOLE VOTING POWER
SHARES
BENEFICIALLY                        7,200 shares
OWNED BY           ------------------------------------------------
EACH              8     SHARED VOTING POWER
REPORTING                           0
PERSON                ------------------------------------------------
WITH                    9     SOLE DISPOSITIVE POWER
                                    7,200

                      ------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,200 shares
-------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                 [ ]
-------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.0%
-------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IN
-------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. ______)*

                        Property Secured Investments, Inc.
                     -----------------------------------------
                                 (Name of Issuer)

                                  Common Stock
                     -----------------------------------------
                          (Title of Class of Securities)

                              743443 20 2
                     -----------------------------------------
                                  (CUSIP Number)



Thomas N. Thurber, 5850 San Felipe, Houston, TX 77057 (713) 706-6271
             ---------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                               September 24, 1996
              ------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this scheduled because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

CUSIP No.   743443 20 2                    Page 6     of 31   Pages
          ----------------                    -----    -----
-------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John F. Itzel - ###-##-####
-------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [x]
                                                             (b) [ ]
-------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------
4     SOURCE OF FUNDS*
            00
-------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
-------------------------------------------------------------------
NUMBER OF               7     SOLE VOTING POWER
SHARES
BENEFICIALLY                        7,200 shares
OWNED BY           ------------------------------------------------
EACH                    8     SHARED VOTING POWER
REPORTING                           0
PERSON                ----------------------------------------------
WITH                    9     SOLE DISPOSITIVE POWER
                                    7,200

                      ------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,200 shares
-------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                 [ ]
-------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.0%
-------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IN
-------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. ______)*

                        Property Secured Investments, Inc.
                     -----------------------------------------
                                 (Name of Issuer)

                                  Common Stock
                     -----------------------------------------
                          (Title of Class of Securities)

                              743443 20 2
                     -----------------------------------------
                                  (CUSIP Number)



Thomas N. Thurber, 5850 San Felipe, Houston, TX 77057 (713) 706-6271
             ---------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                               September 24, 1996
              ------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this scheduled because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

CUSIP No.   743443 20 2                    Page 8     of 31   Pages
          ----------------                    -----    -----
-------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul E. Perkins - ###-##-####
-------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [x]
                                                             (b) [ ]
-------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------
4     SOURCE OF FUNDS*
            00
-------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
-------------------------------------------------------------------
NUMBER OF               7     SOLE VOTING POWER
SHARES
BENEFICIALLY                        7,200 shares
OWNED BY           ------------------------------------------------
EACH                    8     SHARED VOTING POWER
REPORTING                           0
PERSON                ------------------------------------------------
WITH                    9     SOLE DISPOSITIVE POWER
                                    7,200

                      ------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,200 shares
-------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                 [ ]
-------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.0%
-------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IN
-------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. ______)*

                        Property Secured Investments, Inc.
                     -----------------------------------------
                                 (Name of Issuer)

                                  Common Stock
                     -----------------------------------------
                          (Title of Class of Securities)

                              743443 20 2
                     -----------------------------------------
                                  (CUSIP Number)



Thomas N. Thurber, 5850 San Felipe, Houston, TX 77057 (713) 706-6271
             ---------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                               September 24, 1996
              ------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this scheduled because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

CUSIP No.   743443 20 2                    Page 10     of 31   Pages
          ----------------                    -----      -----
-------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steven M. Speier - ###-##-####
-------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [x]
                                                             (b) [ ]
-------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------
4     SOURCE OF FUNDS*
            00
-------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
-------------------------------------------------------------------
NUMBER OF               7     SOLE VOTING POWER
SHARES
BENEFICIALLY                        7,200 shares
OWNED BY           ------------------------------------------------
EACH                    8     SHARED VOTING POWER
REPORTING                           0
PERSON                ------------------------------------------------
WITH                    9     SOLE DISPOSITIVE POWER
                                    7,200

                      ------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,200 shares
-------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                 [ ]
-------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.0%
-------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IN
-------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. ______)*

                        Property Secured Investments, Inc.
                     -----------------------------------------
                                 (Name of Issuer)

                                  Common Stock
                     -----------------------------------------
                          (Title of Class of Securities)

                              743443 20 2
                     -----------------------------------------
                                  (CUSIP Number)



Thomas N. Thurber, 5850 San Felipe, Houston, TX 77057 (713) 706-6271
             ---------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                               September 24, 1996
              ------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this scheduled because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

CUSIP No.   743443 20 2                    Page 12     of 31   Pages
          ----------------                    -----      -----
-------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas N. Thurber - ###-##-####
-------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [x]
                                                             (b) [ ]
-------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------
4     SOURCE OF FUNDS*
            00
-------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
-------------------------------------------------------------------
NUMBER OF               7     SOLE VOTING POWER
SHARES
BENEFICIALLY                        7,200 shares
OWNED BY           ------------------------------------------------
EACH              8     SHARED VOTING POWER
REPORTING                           0
PERSON                ------------------------------------------------
WITH                    9     SOLE DISPOSITIVE POWER
                                    7,200

                      ------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,200 shares
-------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                 [ ]
-------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.0%
-------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IN
-------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1    Security and Issuer.

      This statement relates to the common stock, no par value
      ("Common Stock"), of Property Secured Investments, Inc.
      ("PSI"). The address of the principal executive offices of PSI is:

            Property Secured Investments, Inc.
            5850 San Felipe, Suite 500
            Houston, TX 77057


Item 2    Identity and Background.

      S-P Properties, Inc., John Itzel, Paul Perkins, Steven Speier, Dawson Davenport and Thomas Thurber are filing this Schedule 13D jointly as a group (the "Reporting Person") pursuant to Rule 13d-1(f).

      The following information relates to each member of the Reporting Person:

            (a) Name: Thomas N. Thurber (Executive officer and director of S-P Properties, Inc.)

            (b)   Business Address: 5850 San Felipe, Houston,
                  TX 77057

            (c) Principal Occupation: President, Property Secured Investments, Inc., 5850 San Felipe, Houston,
                  TX 77057

            (d)   Criminal Convictions:  None

            (e)   Securities Violations:  None

            (f)   Citizenship:  United States of America



            (a)   Name:  John F. Itzel

            (b)   Business Address: 7700 Irvine Center Drive, Suite
                          680, Irvine, California 92718

            (c) Principal Occupation: Executive, American Savings and Loan and United California Savings Bank

            (d)   Criminal Convictions:  None

            (e)   Securities Violations:  None

            (f)   Citizenship:  United States of America

            (a)   Name: Paul E. Perkins

            (b)   Business Address: 7700 Irvine Center Drive, Suite
                          680, Irvine, California 92718

            (c) Principal Occupation: Chief Financial Officer and Secretary, Property Secured Investments, Inc.

            (d)   Criminal Convictions:  None

            (e)   Securities Violations:  None

            (f)   Citizenship:  United States of America



            (a) Name: Steven M. Speier (Secretary/Treasurer and director of S-P Properties, Inc.)

            (b)   Business Address: 7700 Irvine Center Drive, Suite
                          680, Irvine, California 92718

            (c)   Principal Occupation: Investor

            (d)   Criminal Convictions:  None

            (e)   Securities Violations:  None

            (f)   Citizenship:  United States of America



            (a)   Name: Dawson L. Davenport (Vice President of S-P
                  Properties, Inc.)

            (b)   Business Address: 7700 Irvine Center Drive, Suite
                          680, Irvine, California 92718

            (c)   Principal Occupation: Investor

            (d)   Criminal Convictions:  None

            (e)   Securities Violations:  None

            (f)   Citizenship:  United States of America



            (a)   Name: S-P Properties, Inc.

            (b)   State of Organization:  California

            (c)   Principal Business: Real estate investment

            (d)   Address of Principal Office: 5850 San Felipe,
                  Houston, TX 77057

            (e)   Criminal Convictions:  None

            (f)   Securities Violations:  None



            (a)   Name: William J. Carden (Assistant
                  Secretary/Treasurer, director and controlling shareholder of S-P Properties, Inc.)

            (b)   Business Address: 7700 Irvine Center Drive, Suite
                          680, Irvine, California 92718

            (c)   Principal Occupation: President, CGS Real Estate
                  Company, Inc.

            (d)   Criminal Convictions:  None

            (e)   Securities Violations:  None

            (f)   Citizenship:  United States of America



            (a) Name: John N. Galardi (Controlling shareholder of S-P Properties, Inc.)

            (b)   Business Address: 232 North Second Avenue, Aspen,
                  Colorado 81611

            (c)   Principal Occupation: Chairman, Galardi Group,
                  Inc.

            (d)   Criminal Convictions:  None

            (e)   Securities Violations:  None

            (f)   Citizenship:  United States of America


Item 3    Source and Amount of Funds or Other Consideration.

      On September 24, 1996, PSI, S-P Properties, Inc. ("S-P"), John Itzel ("Itzel"), Paul Perkins ("Perkins"), Steven Speier ("Speier"), Dawson Davenport ("Davenport") and Thomas Thurber ("Thurber") entered into a Stock Purchase Agreement (the "Purchase Agreement") pursuant to which S-P, Itzel, Perkins, Speier, Davenport and Thurber (collectively, the

      "Purchasers") agreed to purchase a total of 180,000 shares (the "Shares") of PSI's Common Stock for $0.90 per Share (the "Purchase").

      The closing of the Purchase (the "Closing") occurred on September 24, 1996 and as a result, the Purchasers received shares of PSI Common Stock and PSI received an aggregate of $162,000. S-P paid $129,600 for 144,000 shares of PSI Common Stock. This amount was obtained through a no-interest, short-term advance from certain of S-P's affiliates. Each of the other purchasers paid $6,480 for 7,200 shares of Common Stock. The total amount paid by rhe other purchasers was obtained from a private lender. The loan has a term of one year, charges interest at the rate of 10% per annum and provides for interest-only periodic payments and a lump sum payment of the principal at the end of the term.


Item 4    Purpose of Transaction.

      Pursuant to the terms of the Purchase Agreement, on September 24, 1996, three former members of PSI's Board of Directors resigned and Andrew K. Proctor, the sole remaining director, appointed William J. Carden, John N. Galardi, Itzel and Thurber to fill the resulting vacancies. The newly constituted Board then appointed Thurber as President and Perkins as Chief Financial Officer and Secretary of PSI to fill vacancies created by the resignations of the persons formerly holding those offices.

      The Reporting Person does not have any current plans or proposals to presently effect a change in the existing Board of Directors or management of PSI. The Purchasers reserve the right to review on a continuing basis their investments in PSI and may decide to increase or decrease their respective investments at a future date.


Item 5    Interest in Securities of the Issuer.

      As of September 24, 1996, the beneficial ownership of Common Stock of the Reporting Person was as follows:

      (a) 180,000 shares (50.3%) of Common Stock with sole voting and dispositive power divided as follows:

      (b) S-P Properties, Inc. - 144,000 shares (40.3%) of Common Stock with sole voting and dispositive power;

      (c) John F. Itzel - 7,200 shares (2.0%) of Common Stock with sole voting and dispositive power;

      (d) Paul E. Perkins - 7,200 shares (2.0%) of Common Stock with sole voting and dispositive power;

      (e) Steven M. Speier - 7,200 shares (2.0%) of Common Stock with sole voting and dispositive power;

      (f)   Dawson L. Davenport - 7,200 shares (2.0%) of Common
            Stock with sole voting and dispositive power; and

      (g) Thomas N. Thurber - 7,200 shares (2.0%) of Common Stock with sole voting and dispositive power.

      During the 60 day period preceding the date of this statement, the Purchasers did not, directly or indirectly, purchase any shares of Common Stock except as herein described.


Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            The Purchase Agreement.


Item 7    Material to be Filed as Exhibits.

            The Purchase Agreement.

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


      Dated: October 3, 1996

S-P Properties, Inc.



By: /S/ Thomas N. Thurber
    ---------------------------------
        Thomas N. Thurber
            President


    /S/ John F. Itzel
-------------------------------------
        John F. Itzel


    /S/ Steven M. Speier
-------------------------------------
        Steven M. Speier


    /S/ Dawson L. Davenport
-------------------------------------
        Dawson L. Davenport


    /S/ Paul E. Perkins
-------------------------------------
        Paul E. Perkins


    /S/ Thomas N. Thurber
-------------------------------------
        Thomas N. Thurber

                                    Exhibit

                            STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT ("Agreement"), dated as of September 24, 1996, is entered into between PROPERTY SECURED INVESTMENTS, INC., a California corporation (the "Company"), and S-P PROPERTIES, INC., a California corporation, ("S-P"), STEVEN M. SPEIER ("Speier"), DAWSON L. DAVENPORT ("Davenport"), JOHN F. ITZEL ("Itzel"), PAUL E. PERKINS ("Perkins") and THOMAS N. THURBER ("Thurber") (collectively, the "Purchasers") with reference to the following facts:

     A. Purchasers desire to purchase an aggregate of 180,000 shares of the Company's common stock, without par value ("Common Stock").

     B. The Company desires to sell such shares to Purchasers on the terms and conditions set forth herein.

     NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Company and Purchasers mutually agree as follows:


                                       I.
                           SALE AND PURCHASE OF SHARES

          1.1 Common Stock. Subject to the terms and conditions hereof, the Company shall sell and issue to Purchasers an aggregate of 180,000 shares of Common Stock (the "Shares") in such amounts to each Purchaser as set forth under their signature hereto.

          1.2 Purchase Price. The purchase price to be paid to the Company by each Purchaser shall be $.90 per share acquired by such Purchaser (or $162,000 in the aggregate).


                                       II.
                                     CLOSING

          2.1 Closing Date. The closing of the sale and purchase of the Shares ("Closing") shall occur at the offices of Sheppard, Mullin, Richter & Hampton LLP, 333 South Hope Street, 48th Floor, Los Angeles, California 90071, at 10:00 a.m., California time, on September 24, 1996, or such other place, date and time as the parties hereto may agree. The actual date of Closing shall be known as the "Closing Date."

          2.2 Delivery of Certificates and Purchase Price. At the Closing, the Company shall deliver to each Purchaser a certificate, representing the Shares, registered in the name of such Purchaser. The delivery by the Company of such certificates shall be made against payment by Purchaser by certified or cashier's check payable to the order of the Company as follows: S-P ($144,000 less $10,000 pursuant to S-P's prior deposit with the Company); Speier ($7,200); Davenport ($7,200); Itzel ($7,200); Perkins ($7,200); and Thurber ($7,200). The
$10,000 payment referred to in the preceding sentence shall be non-refundable upon the execution of this Agreement, unless the Company breaches this Agreement. In addition, at the Closing, all other actions shall be taken, and all other documents shall be duly executed and delivered, which are necessary to consummate all other transactions contemplated by this Agreement, other than such actions and documents as are to be taken, executed or delivered at another date as specifically provided in this Agreement.


                                      III.
                   RESTRICTIONS ON TRANSFER OF THE SECURITIES

          3.1 Legend. All certificates evidencing the Shares shall be endorsed with the following, or a substantially similar, legend and, to the extent necessary, with any other legend pursuant to applicable state securities laws:

          "THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES OR BLUE SKY LAWS OF THE STATE OF CALIFORNIA OR ANY OTHER STATE AND MAY BE OFFERED AND SOLD ONLY IF REGISTERED PURSUANT TO THE RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES OR BLUE SKY LAWS OR IF AN EXEMPTION FROM SUCH REGISTRATION IS APPLICABLE."

          3.2 Removal of Legend. Any legends endorsed on the certificates evidencing the Shares pursuant to Section 3.1 shall be removed, and the Company shall issue certificates without such legends to the holder of such Shares, if, and to the extent that, such Shares are registered under the Securities Act of 1933, as amended (the "Securities Act"), or qualified under applicable state securities laws or if such holder provides to the Company an opinion of counsel for such holder, in form and substance reasonably satisfactory to the Company's counsel, to the effect that a sale, transfer or assignment of such Securities may be made without registration under the Securities Act or qualification under applicable state securities laws.


                                       IV.
                    REPRESENTATIONS AND WARRANTIES OF COMPANY

          The Company represents and warrants to Purchasers, subject to the schedules attached hereto, as follows:

          4.1 Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of California. The Company has all requisite corporate power and authority to carry on its business, to own its properties, to enter into this Agreement and to carry out the provisions hereof. The Company has delivered to the Purchaser true and complete copies of the Company's Amended Articles of Incorporation and Bylaws as the same are in effect as of the date hereof.

          4.2 Subsidiaries. The Company does not own or control, directly or indirectly, any interest or investment in any other corporation, association, partnership or other business entity.

          4.3 Qualification. The Company is duly qualified or licensed as a foreign corporation in good standing in each jurisdiction in which such qualification or licensing is required by applicable law.

          4.4 Corporate Acts and Proceedings. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly authorized by the board of directors of the Company (the "Board"), and all of the corporate acts, proceedings and approvals required of the Company, its officers, directors and shareholders for all of the foregoing have been duly taken and remain in effect. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the same may be limited by applicable bankruptcy laws or other similar laws affecting creditors' rights generally, the effect of general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing, and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

          4.5 Capitalization. The authorized capital stock of the Company immediately prior to Closing consists of 20,000,000 shares of Common Stock, without par value, of which 176,980 shares, and no more, are issued and outstanding. All outstanding shares of Common Stock are duly and validly authorized and issued, fully paid and nonassessable. Upon their purchase hereunder, the Shares will be duly and validly authorized and issued, fully paid and nonassessable. There are no outstanding subscriptions, options, warrants, calls, contracts, demands, commitments, convertible securities or other agreements or arrangements under which the Company is obligated to issue its capital stock or equity securities of any kind. No holder of any security of the Company is entitled to any preemptive rights, rights of first refusal or similar rights.

          4.6 Financial Statements and Disclosure. The Company has furnished to the Purchaser: (a) a restated balance sheet of the Company dated as of December 31, 1995, the related restated statements of operations, shareholders' equity, and changes in financial position for the periods then ended, the related opinion of Deloitte & Touche LLP, independent certified public accountants ("Audited Financial Statements"); and (b) an unaudited balance sheet dated as of June 30, 1996, and an unaudited statement of operations, shareholders' equity, and changes in financial position for the three and six month periods then ended ("Unaudited Financial State ments"). The Audited Financial Statements and the Unaudited Financial Statements are sometimes collectively referred to herein as the "Financial Statements." The Financial Statements: (a) have been accurately derived from and are in accordance with the books and records of the Company, and (b) have been prepared in accordance with generally accepted accounting principles, con sistently applied, and present fairly both the financial condition of the Company at the date therein indicated and the results of operations for the period therein specified, except that the Unaudited Financial Statements are subject to year end adjustments. Except as set forth on Schedule 4.6 hereto, there are no material liabilities, fixed or contingent, of any nature of the Company other than as reflected in the Financial Statements, incurred in the ordinary course of business or otherwise disclosed in this Agreement.

          4.7 Changes. Except as set forth in Schedule 4.7 hereto, since the date of the most recent balance sheet delivered in accordance with Section 4.6, there has been no material adverse change in the assets, liabilities, financial condition, operations or prospects of the Company, except changes in the ordinary course of business that have not been adverse to the business of the Company.

          4.8 Litigation. There are no legal actions, suits, arbitrations, audits or other legal, administrative or governmental proceedings (collectively, "Proceedings"), pending or, to the Company's knowledge, threatened against the Company. The Company is not in default with respect to any order, writ, judgment, injunction, arbitration panel or governmental department, commission, board, bureau, agency or instrumentality (whether federal, state, local or foreign). The Company has never been the subject of a proceeding in bankruptcy, receivership, liquidation or other proceeding for the purpose of reorganizing or marshaling its debts.

          4.9 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement, the consummation of the purchase and sale and the other transactions contemplated by this Agreement, and the fulfillment of and compliance with the terms and conditions of this Agreement do not and will not, with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any material benefit under, or permit the acceleration of any obligation under, (i) the Amended Articles of Incorporation or Bylaws of the Company, (ii) any contract, agreement, commitment or understanding to which the Company is a party or to which it or any of its respective properties is subject, (iii) any judgment, decree or order of any court or governmental authority or agency, or
(iv) any statute, law, regulation or rule, so as to have, in the case of subsections (ii) through (iv) above, a material adverse effect on the assets, liabilities, results of operations, business or prospects of the Company taken as a whole. Except for compliance with applicable securities laws, no consent, approval, order or authorization of, or registration, declaration or filing with, any government agency or public or regulatory unit, agency, body or authority with respect to the Company is required in connection with the execution, delivery or performance of this Agreement by the Company or the consummation of the transactions contemplated by this Agreement by the Company, the failure to obtain which would have a material adverse effect upon the Company taken as a whole.

          4.10 SEC Reports. The Company heretofore delivered to S-P the Company's (i) Annual Proxy Statement filed in connection with the Company's Annual Shareholders Meeting held on September 12, 1994, including all exhibits thereto and items incorporated therein by reference and (ii) all other reports or registration statements filed by the Company with the Securities and Exchange Commission ("SEC") since the filing of such Proxy Statement with the SEC, including all exhibits thereto, amendments thereof and items incorporated therein by reference (items (i) through (ii) in this sentence being referred to herein collectively as the "SEC Reports"). As of the respective dates, the Company's SEC Reports did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading except to the extent amended or supplemented by subsequent filings. The Company has not held its 1996 annual shareholders meeting and has not prepared a proxy statement in connection therewith.

          4.11 Full Disclosure. To the best knowledge of the Company, no statement by the Company in this Agreement, and no statement contained in any certificate or other instrument or document furnished to or to be furnished on behalf of the Company pursuant hereto or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

          4.12 Brokers or Finders. The Company has retained no broker or finder in connection with the transactions contemplated by this Agreement.

          4.13 Dividends. The Company has not distributed any dividend, redemption or similar distribution, or effected any stock split, recapitalization or stock issuance of any kind subsequent to July 3, 1996.


                                       V.
                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

          Each Purchaser represents and warrants to the Company as follows:

          5.1 Experience. Purchaser is an accredited investor within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act. Purchaser acknowledges that by reason of its business or financial experience it has the ability to bear the economic risk of its investment pursuant to this Agreement.

          5.2 Investment Intent. Purchaser is acquiring the Shares for investment for its own account, not as a nominee or agent (subject to Section 9.9), and not with the view to, or for resale in connection with, any distribution thereof. Purchaser understands that the issuance and sale of the Shares have not been, and will not be, the subject of a registration statement filed under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Purchaser's representations as expressed herein.

          5.3 Rule 144. Purchaser acknowledges that the Shares must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from such registration is available. Purchaser is aware of the provisions of Rule 144 promulgated under the Securities Act which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, without limitation, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale occurring not less than two years after a party has purchased and paid for any security to be sold, the sale being effected through a "broker's transaction" or in transactions directly with a "market maker" (as provided by Rule 144(f)), and the number of shares being sold during any three-month period not exceeding specified limitations.

          5.4 No Public Market. Purchaser understands that no active public market now exists for any of the securities issued by the Company and that the Company has given no assurance that an active public market will ever exist for the Company's securities.

          5.5 Knowledge of Offer. Purchaser understands that the purchase of the Shares represents a speculative investment, and Purchaser is able, without impairing its financial condition, to hold such Shares for an indefinite period of time and to suffer a complete loss of Purchaser's investment. Purchaser is aware of and has investigated the Company's business, management and financial condition, has had the opportunity to inspect the Company's records and has had access to such other information about the Company as Purchaser has deemed necessary or desirable to reach an informed and knowledgeable decision to acquire the Shares. Its purchase of the Shares hereunder is not a result of any advertisement or general solicitation in connection with the sale of the Shares.

          5.6 Brokers or Finders. Purchaser has retained no broker or finder in connection with the transactions contemplated by this Agreement.

          5.7 Authority. If applicable, Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the state of its organization. Purchaser has all requisite legal and, if applicable, corporate power to enter into this Agreement, to purchase the Shares hereunder and to perform Purchaser's obligations under the terms of this Agreement.

          5.8 Authorization. The execution and delivery of this Agreement, and the Purchaser's performance hereunder, have been duly authorized by Purchaser, and this Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as the same may be limited by applicable bankruptcy laws or other similar laws affecting creditors' rights generally, the effect of general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing, and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

          5.9 REIT Status. Any five of Purchasers will not own, immediately following the Closing, 50% or more of the outstanding Common Stock of the Company in the aggregate, assuming that the Shares held by S-P are deemed held by the shareholders of its ultimate corporate parent.


                                       VI.
                      CONDITIONS TO PURCHASERS' OBLIGATIONS

          Purchasers' obligation to purchase and to pay for the Shares under this Agreement on the Closing Date is subject to the fulfillment prior to or on the Closing Date of the following conditions, any of which may be waived in whole or in part, absolutely or conditionally, by Purchasers in writing as they relate to the Company's obligations hereunder:

          6.1 Closing Date. The Closing shall have occurred at or before the end of business on September 30, 1996.

          6.2 Representations and Warranties True on Closing Date. The representations and warranties of the Company under this Agreement shall be deemed to have been made on the Closing Date and shall be true and correct on the Closing Date.

          6.3 Compliance with Agreement. The Company shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed and complied with by it prior to or on the Closing Date.

          6.4 Consents. All consents and approvals of, and all notifications to or filings with, any persons, organizations or governmental authorities required in connection with the trans actions contemplated herein shall have been obtained or made prior to, and shall be effective as of, the Closing, except that any notice of sale required to be filed with the SEC pursuant to Regulation D promulgated under the Securities Act or with any state securities law authority pursuant to applicable state securities laws, if any, may be filed after the Closing within the applicable periods therefor.

          6.5 Deliveries. Purchasers shall have received from the Company, in form and substance satisfactory both to Purchasers and to their legal counsel:

              (a) Certificates duly executed on behalf of the Company representing the Common Stock in accordance with Section 2.2; and

              (b) Such other duly executed instruments, certificates, consents and documents as Purchasers or their legal counsel shall reasonably request.


                                      VII.
                       CONDITIONS TO COMPANY'S OBLIGATIONS

          The Company's obligations to sell and issue Common Stock under this Agreement on the Closing Date are subject to the fulfillment prior to or on the Closing Date of the following conditions, any of which may be waived in whole or in part, absolutely or conditionally, by the Company in writing as they relate to the Purchasers' obligations hereunder:

          7.1 Closing Date. The Closing shall have occurred at or before the end of business on September 30, 1996.

          7.2 Representations and Warranties True on Closing Date. The representations and warranties of Purchasers under this Agreement shall be deemed to have been made on the Closing Date and shall be true and correct on the Closing Date.

          7.3 Compliance With Agreement. Purchasers shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be per formed and complied with by them prior to or on the Closing Date.

          7.4 Consents. All consents and approvals of any persons, organizations or governmental authorities, or exemptions therefrom, required in connection with the transactions contemplated herein shall have been obtained prior to, and shall be effective as of, the Closing, except that any notice of sale required to be filed with the SEC pursuant to Regulation D promul gated under the Securities Act or with any state securities laws, if any, may be filed after the Closing within the applicable periods therefor.

          7.5 Deliveries. The Company shall have received from Purchasers, in form and substance satisfactory both to the Company and to its legal counsel:

               (a) Payment of the purchase price as described in Section 2.2 hereto; and

               (b) Such duly executed instruments, certificates, consents and documents as either the Company on its legal counsel shall reasonably request.


                                      VIII.
                            COVENANTS OF THE PARTIES

          8.1 Board Representation. Effective as of the Closing, the members of the current Board of Directors shall resign, except for Andrew K. Proctor who shall appoint to the Board the nominees selected by Purchaser. Such newly constituted Board of Directors shall then determine the Company's officers.

          8.2 Standstill Agreement. Prior to the Closing, the Company agrees, and shall exercise its best efforts to cause its officers, directors, agents and stockholders, to refrain from soliciting or encouraging, directly or indirectly, in any manner whatsoever, discussions with, or furnishing of information to, any person other than representatives of Purchaser, or from negotiating for or otherwise pursuing the sale of the Common Stock of the Company, all or substantially all of the Company's assets or any portion of its business, or any business combination or merger of the Company with any other party. The Company shall promptly inform Purchasers, in writing, of any inquiries or proposals with respect to the foregoing.

          8.3 Expenses. The Company and Purchasers shall pay all of their respective legal fees and any and all of their other expenses relating to the transactions contemplated in this Agreement.


                                       IX.
                               GENERAL PROVISIONS

          9.1 Notices. All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given (i) upon receipt, if delivered personally,
(ii) upon confirmation of receipt, if given by electronic facsimile and
(iii) on the third business day following mailing, if mailed first-class, postage prepaid, registered or certified mail as follows:

          If to the Company:    Property Secured Investments, Inc.
                                445 South Figueroa Street, Suite 2600
                                Los Angeles, CA  90071-1630
                                Attn: Andrew K. Proctor, President
                                FAX:  (818) 441-3410

          With a copy to:       Sheppard, Mullin, Richter & Hampton LLP
                                333 South Hope Street, 48th Floor
                                Los Angeles, CA  90071
                                Attn: Jon W. Newby, Esquire
                                FAX:  (213) 620-1398

          If to Purchasers:     S-P Properties, Inc.
                                5850 San Felipe, #500
                                Houston, TX 77057-8094
                                Attn: Thomas N. Thurber, President
                                FAX: (713) 706-6301

          With a copy to:       McDermott, Will & Emery
                                1301 Dove Street, Suite 500
                                Newport Beach, CA 92660-2444
                                Attn: Gregory W. Preston, Esquire
                                FAX: (714) 851-9348

Any party may, by notice given to the other party in accordance with this
Section 9.1, designate another address, fax number or person for receipt of notice under this Agreement.

          9.2 Counterparts. This Agreement may be executed in any number of counterparts, each of which when executed by the parties hereto and delivered shall be deemed to be an original, and all such counterparts taken together shall be deemed to be but one and the same instrument.

          9.3 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California.

          9.4 Integration and Construction. This Agreement shall comprise the complete and integrated agreement of the parties hereto and shall supersede all prior agreements, written or oral, on the subject matter hereof, including without limitation, that certain letter of intent dated August 30, 1996 between the Company and S-P. This Agreement has been drafted with the joint participation of the parties hereto and shall be construed to be neither against nor in favor of the Company or the Purchaser in accordance with the fair meaning thereof.

          9.5 Waivers and Amendments. No amendment, modification, supplement, termination or waiver of any provision of this Agreement, and no consent to any departure therefrom, may in any event be effective unless in writing and signed by the party or parties affected thereby, and then only in the specific instance and for the specific purpose given.

          9.6 Attorneys' Fees. If any party institutes any action or proceeding to enforce this Agreement or any provision hereof or for damages by reason of any alleged breach of this Agreement or of any provision hereof or for a declaration of rights hereunder, then the prevailing party in any such action or proceeding shall be entitled to receive from the other party all costs and expenses, including reasonable attorneys' fees, incurred by the prevailing party in connection with such action or proceeding.

          9.7 Headings. The table of contents and headings of this Agreement are for convenience of reference only and shall not affect the construction of any provision of this Agreement.

          9.8 Schedules and Exhibits. Each Schedule and Exhibit referred to herein and attached hereto is an integral part of this Agreement and is incorporated herein by this reference.

          9.9 Successors and Assigns. This Agreement and the provisions hereof shall be binding upon and inure to the benefit of each of the parties and their successors and assigns. Prior to the Closing, Purchaser may assign its right to purchase all or some of the Shares hereunder to any person or entity; provided, that such transferee executes such documentation as reasonably required by the Company, including certificates of compliance with the representations and warranties of Purchaser contained herein.

          9.10 Survival of Representations and Warranties. All representations and warranties contained herein shall terminate upon, and not survive, the Closing.

          9.11 Severability of this Agreement. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          9.12  California Securities Law. THE SALE OF THE SECURITIES WHICH
ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS IN THE STATE OF CALIFORNIA, AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFORE PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102, OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

          9.13 Information Confidential. Each Purchaser acknowledges that the information with respect to the Company received by it pursuant hereto is confidential and for its use only and such Purchaser will not use such information in violation of the Securities Exchange Act of 1934, as amended, or reproduce, disclose or disseminate such information to any other person (other than its employees or agents having a need to know the contents of such information), except in connection with the exercise of rights under this Agreement, unless the Company has made such information available to the public generally or such Purchaser is required to disclose such information by a governmental body.

               IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first set forth above.

COMPANY:

                                   PROPERTY SECURED INVESTMENTS, INC.,
                                   a California corporation

                                   /s/ Andrew K. Proctor
                                   -------------------------------
                                   By:     Andrew K. Proctor
                                   Title:  President

PURCHASERS:
                                   S-P PROPERTIES, INC.,
                                   a California corporation,


                                   /s/ Thomas N. Thurber
                                   -------------------------------
                                   By: Thomas N. Thurber
                                   Title: President
                                   Shares:    144,000


                                   /s/ John F. Itzel
                                   -------------------------------
                                   John F. Itzel
                                   Shares:    7,200


                                   /s/ Paul E. Perkins
                                   -------------------------------
                                   Paul E. Perkins
                                   Shares:    7,200


                                   /s/ Steven M. Speier
                                   -------------------------------
                                   Steven M. Speier
                                   Shares:    7,200


                                   /s/ Dawson L. Davenport
                                   -------------------------------
                                   Dawson L. Davenport
                                   Shares:    7,200


                                   /s/ Thomas N. Thurber
                                   -------------------------------
                                   Thomas N. Thurber
                                   Shares:    7,200

                                  SCHEDULE 4.6

                                   LIABILITIES


     Management is currently aware of the following account payable:

     1. Professional Fees incurred in ordinary course of business (approximately $20,414 paid since June 30, 1996 and $15,000 unpaid for services rendered through August 31, 1996), including professional fees incurred in connection with this Agreement, related transactions and other matters incurred after August 31, 1996.

     2. Legal expenses related to the Glickman judgment (PSI has authorized SMR&H to apply amounts received with respect to certain waivers against outstanding fees) and DRE claim. There can be no assurances of any recovery with respect to either the judgment or claim.

     3.  Other operating expenses

         a.  Bowne - $501.04
         b.  Trust Deed Services - $3,731.58 (disputed)

     4.  Taxes - California minimum state tax of $800.

     5. Unbilled expenses related to the preparation of 1996 annual audit and tax return.

     6.  Expenses incurred in the ordinary course of business.

                                  SCHEDULE 4.7

                         MATERIAL ADVERSE CHANGES IN THE
                    ASSETS, LIABILITIES, FINANCIAL CONDITION
                           OPERATIONS OR PROSPECTS OF
                       PROPERTY SECURED INVESTMENTS, INC.
                               SINCE JUNE 30, 1996





                                See Schedule 4.6